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SECU ||||||||| 04017022 ||||||||| **MMISSION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED JUN 0 1 2004 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-53225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/03___ AND ENDING ___03/31/04___
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spike Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 S. Wacker Dr   Suite 1300
(No. and Street)

Chicago   IL   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Evey   312-928-8286
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive   Chicago   IL   60606-3392
(Address)   (City)   (State)   (Zip Code)

PROCESSED
JUN 1 8 2004 E

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential Persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas J. Evey, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Spike Financial Services, LLC, as of March 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

25th day of _____ May 2004 _____

_____
Notary Public

_____
Signature
Principal
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Spike Financial Services, LLC

Statement of Financial Condition

March 31, 2004

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Spike Financial Services, LLC
Table of Contents
March 31, 2004



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Spike Financial Services, LLC

We have audited the accompanying statement of financial condition of Spike Financial Services, LLC as of March 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spike Financial Services, LLC as of March 31, 2004 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
May 18, 2004

Spike Financial Services, LLC
Statement of Financial Condition
March 31, 2004

Assets

Cash	$	20,029
Receivable from and deposits with clearing broker		560,717
Other assets		23,725
Total assets	$	604,471

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	431,164
Members' equity		173,307
Total liabilities and members' equity	$	604,471

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations—Spike Financial Services, LLC (the "Company") is registered as a securities broker-dealer and as a commodities introducing broker. The Company provides brokerage services electronically to retail customers located throughout the United States and clears all customer transactions through another broker on a fully disclosed basis.

Organization—The Company was organized in the State of Illinois on November 8, 2000 as a limited liability company. The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2020.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Customers' securities and derivative financial instrument transactions and the related commission income and expense are recorded on trade date.

Income Taxes—As a limited liability company, the Company does not pay federal corporate income taxes on its taxable income. The Company's income or loss is includable in the income tax returns of the individual members.

Note 2   Receivable from and Deposits with Clearing Broker

The receivable from and deposits with clearing broker represents amounts due for commissions earned and money market funds on deposit of approximately $439,000 and $122,000, respectively.

Note 3   Related Parties

Spike Trading Services, LLC, an entity related through common ownership, provides facility and administrative services and office space to the Company for a fee determined monthly, based on actual costs incurred. The Company has a related payable of $40,000 at year-end.

Note 4   Commitments

The Company leases office space under a noncancelable lease that expires on May 31, 2005. At March 31, 2004, the aggregate minimum rental commitments under this operating lease, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

2005	$ 67,302
2006	11,263
Total	$ 78,565

Note 5   Revenue Concentration

During the year, customers introduced by an employee and a certain officer of the Company accounted for approximately 16 percent and 74 percent of commissions earned, respectively.

Note 6   Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations.   In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Amounts receivable from and on deposit with the clearing broker represent a concentration of credit risk.   The Company does not anticipate nonperformance by its customers or the clearing broker.   In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

Note 7   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and the Commodity Futures Trading Commission's minimum capital requirement (Regulation 1.17).   Under these rules, the Company is required to maintain "net capital" equal to the greater of $100,000, or 6-2/3 percent of "aggregate indebtedness," as these terms are defined.

Net capital changes from day to day, but at March 31, 2004, the Company had net capital and net capital requirements of approximately $147,000 and $100,000, respectively.   The net capital rule may effectively restrict the payment of distributions.